ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

APRIL 30, 2018

Kylie.ai, Inc.



SUMMARY

Kylie,ai, Inc. ("Kylie.ai," the "company," "we," "us", or "our") is a Delaware Corporation, formed on February 12, 2014. The Company was formerly known as Legion Analytics. The Company also previously conducted business under the name of Tier5International, Inc. and changed its name to Kylie.ai, Inc. in August 2017.

The Company is located at 995 Market Street, Floor 2, and San Francisco, CA 94103.

The Company's website is http://www.kylie.ai.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. We have filed this report as of April 30, 2018, and the report may be found on the company's website at https://www.kylie.ai/investors/documents/form-c-ar.pdf.

The Company currently has 5 employees.

The Business

Kylie is a technology layer that clones employee personalities in order to draft and send messages on organization-wide communication platforms. By using deep learning and semantic language models, Kylie can parse dozens of pieces of meta data of incoming company messages to create personalized and empathetic responses in the appropriate company voice. By creating a technology layer, Kylie is able to listen and act across several departments including customer support, marketing and sales.

The Business Plan

Kylie provides a cloud-based technology layer that is able to integrate into nearly any text-based communication medium such as Zendesk, Twitter, email, etc., even those that are developed in-house. Our layer automatically clones employee personalities and offers the ability to deploy and scale communication across any of these mediums. Our responses are generated not by humans in the loop, but instead by cutting edge deep learning technology that current solutions in the market have difficulty utilizing due to data complexities. Our proprietary technology includes the ability to train neural nets on relatively small datasets as well as the ability to create new pieces of text in the voice of a human, even if they have never said those sequences of words before.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 12, 2014. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of an enterprise client base. We anticipate that our operating expenses will increase for the near future. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of its executive officers, key employees and board of directors and advisors.
In particular, the Company is dependent on Jamasen Rodriguez and Sinan Ozdemir who are Chief Executive Officer, and Chief Technology Officer of the Company in order to conduct its operations and execute its business plan. The loss of Jamasen Rodriguez and Sinan Ozdemir or any key member of the team could harm the Company's business, financial condition, cash flow and results of operations.

The Company is underwent a pivot from Legion Analytics (a lead generation business model) to Kylie.ai.
The Company has completely shut down its lead generation operations to focus completely on the Kylie.ai (technology which clones personalities and automates communications for services like ZenDesk and SalesForce).

The Company is focusing on enterprise customers and believe the timing necessary to acquire an enterprise customer could take as long as 1 year or more.
The sales process involves signing annualized contracts with enterprise clients. Given the length of time to negotiate, pilot and onboard enterprise clients, there is an elevated risk associated with the company hitting their projected financial targets and there is an increased risk in the company depleting its cash reserves quicker than expected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our enterprise clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce

services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company may need to raise additional funds.
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product releases, and evolving business expectations. To compete effectively in such markets, we must continually improve and enhance our products and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual

property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

A majority of the Company is owned by a small number of owners.
The Company's current owners of 20% or more beneficially own up to 96% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Kylie is a technology layer that clones employee personalities in order to draft and send messages on organization-wide communication platforms. By using deep learning and semantic language models, Kylie can parse dozens of pieces of meta data of incoming company messages to create personalized and empathetic responses in the appropriate company voice. By creating a technology layer, Kylie is able to listen and act across several departments including customer support, marketing and sales.

The Business Plan
Kylie provides a cloud-based technology layer that is able to integrate into nearly any text-based communication medium such as Zendesk, Twitter, email, etc., even those that are developed in-house. Our layer automatically clones employee personalities and offers the ability to deploy and scale communication across any of these mediums. Our responses are generated not by humans

in the loop, but instead by cutting edge deep learning technology that current solutions in the market have difficulty utilizing due to data complexities. Our proprietary technology includes the ability to train neural nets on relatively small datasets as well as the ability to create new pieces of text in the voice of a human, even if they have never said those sequences of words before.

History of the Business
The Company was incorporated in Delaware in February 12, 2014.

The Company does business as Kylie.ai and formerly did business as Legion Analytics. The Company creates technologies which clone personalities and automate communications for services like ZenDesk and SalesForce.

The Company's Products and/or Services

Product / Service	Description	Current Market
Kylie.ai	Kylie's business model is a CPAAS (communication platform as a service). Much like Twilio, Kylie charges for every response she generates plus a base price for the number of customer representatives she monitors.	Kylie's technology will be used to automate communications for customer support applications, such as ZenDesk and SalesForce.

Kylie.ai is layered on top of customer support databases and other mediums to automate their customer support communications.

Competition
The Company's does not have any direct competitors.

The market for customer support is fairly competitive. However, Kylie.ai has little to no competition in the space due to its unique technology. The current "indirect competitors" (Zendesk, SalesForce, Intercom, Slack and others) could just as easily be viewed as complements to the existing technology vs. competitors.

Supply Chain and Customer Base
There are no suppliers given that this is an enterprise CPAAS (communication platform as a service) based business.

There company currently does not have customers. Their prospective customers include customer support applications, such as ZenDesk and SalesForce.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:

Innovation by our research and development (R&D) operations is very important to our success. Our goal is to discover, develop and bring to market innovative products that address major

unmet consumer needs. We intend to spend $600,000 (60%) of the $1,000,000 raise on research and development (engineering salaries).

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
995 Market St, Floor 2, San Francisco, California, 94103	Lease	We spend approximately $7-10K on rent.

Governmental/Regulatory Approval and Compliance
There are no existing or probable governmental regulations on this business.

There are no costs and effects of compliance with environmental laws for this business.

Litigation
None

Other
The Company's principal address is 995 Market Street, Floor 2, and San Francisco, CA 94103

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamasen Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, July 2013 - Present

Education
Bachelor of Science in Economics from Johns Hopkins University

Name
Sinan Ozdemir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, September 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, September 2013 - Present

Education
Bachelor of Arts in Pure Mathematics from Johns Hopkins University

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamasen Rodriguez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, July 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, July 2013 - Present

Education
Bachelor of Science in Economics from Johns Hopkins University

Name
Sinan Ozdemir

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, September 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, September 2013 - Present

Education
Bachelor of Arts in Pure Mathematics from Johns Hopkins University

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity

Issuance of additional securities	Board of Directors/Managers/Managing Member
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board or Managers, if applicable)
Dissolution of liquidation of the Company	Board of Directors/Managers/Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

The Company has 4,202,855 shares of common stock issued. Holders of common stock have voting rights, dividend rights, and rights to receive liquidation distributions.

The Company has issued $1,021,000 in SAFE agreements. All SAFE agreements entered into become convertible into shares of the Company's preferred stock upon a qualified equity financing where the Company sells preferred stock to investors at a fixed pre-money valuation (as further defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $5,000,000 valuation cap divided by the capitalization of the Company (as defined

in the agreements) at the triggering equity financing. Upon a liquidity event, the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event. In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

In December 2015, the Company issued a $10,000 principal convertible promissory KISS note to an investor. The convertible promissory note bears no interest and matured in December 2017. No principal or interest payments were due prior to maturity, and prepayments were not allowed. The note's principal is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $400,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement). In the event of a corporate transaction (as defined in the agreement) shall be automatically converted into the number of shares implied by a $2,500,000 valuation of the fully diluted capitalization of the Company or paid out in cash at two times the principal amount. If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement). As of December 31, 2017, the convertible promissory note has not yet converted.

In July 2017, the Company sold $467,587 in Crowd Notes. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $50,875 in Crowd Notes. The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $5 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes does not accrue at any interest rate.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
KISS	$10,000	$10,000	Operations of the business	Dec 2015	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$70,000	$70,000	Operations of the business	August 2016	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$351,000	$351,000	Operations of the business	January 2017	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$600,000	$600,000	Operations of the business	May 2017	Rule 506(b)
Crowd Note	$518,462	$518,462	General marketing, general working capital, future wages	July 2017	Regulation CF and Rule 506(c)

Ownership

A majority of the Company is owned by Sinan Ozdemir and Jamasen Rodriguez.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sinan Ozdemir	48.1%
Jamasen Rodriguez	48.1%

FINANCIAL INFORMATION

Please see the financial information listed on in Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA or audited.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we have pivoted the business model recently. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The revenues earned during the year ended December 31, 2017 relate to another business line than the planned future operations of the Company.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the developing their AI algorithms and reinvesting revenue into operations.

Liquidity and Capital Resources
The Company has incurred net losses of $812,665.16 for the year ended December 31, 2017 and current liabilities exceed current assets by $992,677 as of December 31, 2017. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Transfer Agent
We have selected VStock Transfer, LLC, a SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None

OTHER INFORMATION

Bad Actor Disclosure

None

Regulation CF Compliance

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jamasen Rodriguez
(Signature)

Jamasen Rodriguez
(Issuer)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jamasen Rodriguez
(Signature)

Jamasen Rodriguez
(Name)

CEO
(Title)

4/30/2018
(Date)

/s/ Sinan Ozdemir
(Signature)

Sinan Ozdemir
(Name)

CTO
(Title)

4/30/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Kylie.ai, Inc.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2017

Kylie.ai, Inc.

TABLE OF CONTENTS

	Page
Financial Statements as of December 31, 2017 for the years then ended:	

KYLIE.AI, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017

	2017
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 498,043.40
Total Current Assets	$ 498,043.40
Fixed Assets:	
Equipment	$ 4495.39
Accumulated Depreciation, Equipment	$ (2,698)
Total Fixed Assets	$ 1,797.39
Other Assets:	
Deposits & Other Assets	$ 11,650
Intangible Assets	$ 70,000
Total Other Assets	$ 81,650
Other Current Assets:	
Prepaid Expenses	$ 11,700.87
Total Other Current Assets	$ 11,700.87
TOTAL ASSETS	$ 593,191.66

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Liabilities:	
Current Liabilities:	
Credit Cards	$ 2,132.84
SAFE agreements liability	$ 1,021,000
Crowd Note	$ 467,587.50
Total Current Liabilities	$ 1,490,720.34
Stockholders' Equity (Deficiency):	
Common Stock, $0.0001	$ 420.29
Additional paid-in capital	$ 12,079.71
Convertible Debt Note (Matured December 7, 2017)	$ 10,000
Accumulated deficit	$ (920,028.68)
Total Stockholders' Equity (Deficiency)	$ (897,528.68)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 593.191.66

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

KYLIE.AI, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017

	2017
Net revenues - Legion Analytics	$ (1,610.36)
Net revenues - Kylie.ai	$ 0
Total net revenues	$ (1,610.36)
Costs of net revenues	$ 1,419.88
Gross profit	(3,030.24)
Operating Expenses:	
Employee Compensation	331,148.48
Payroll Taxes	30,407.17
Commissions/Bonuses	57,000.00
Benefits	16,063.74
Contractors	14,075.83
Recruiting Fees	1,769.74
Travels & Meetings	32,466.42
General Office Expenses	25,811.73
Professional Services	16,542.29
Marketing	160,808.54
Computer Software	23,705.80
Facilities	91,325.05
Depreciation & Amortization	7,698.00
Taxes	812.13
Total Operating Expenses	809,634.92
Net loss	$ (812,665.16)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

KYLIE.AI, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017

	2017
Cash Flows From Operating Activities	
Net Loss	$ (812.665.16)
Adjustments to reconcile net profit to net cash used by operations:	$ (6,870.03)
Net Cash Used In Operating Activities	$ (819,535.19)
Cash Flows From Investing Activities	
Equipment	(4,495.39)
Rent Deposit	(11,650.00)
Website	(75,000)
Accumulated Amortization - Website	5,000
Net Cash Provided By Financing Activities	$ (86,145.39)
Cash Flows From Financing Activities	
Proceeds from issuance of SAFE agreements	880,000.00
Proceeds from issuance of CROWD Note	467,587.50
Proceeds from issuance of common stock	150
Net Cash Provided By Financing Activities	1,347,737.50
Net Change In Cash	442,056.92
Cash at Beginning of Period	$ 55,986
Cash at End of Period	$ 498.043.40
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Kylie.ai, Inc. (the "Company"), is a corporation organized February 12, 2014 under the laws of Delaware. The Company does business as Kylie.ai and formerly did business as Legion Analytics. The Company creates technologies to automate communication.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017, the Company carried no receivables and no allowances.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The revenues earned during the year ended December 31, 2017 relate to another business line than the planned future operations of the Company.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $920,028.68. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $366,171 as of December 31,

No assurance is provided

2017. Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $812,665.16 for the year ended December 31, 2017 and current liabilities exceed current assets by $992,677 as of December 31, 2017. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: SAFE AGREEMENTS

During the year ended December 31, 2017, the Company entered into fourteen SAFE agreements (Simple Agreement for Future Equity) with thirteen investors in exchange for investments totaling $880,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

All SAFE agreements entered into become convertible into shares of the Company's preferred stock upon a qualified equity financing where the Company sells preferred stock to investors at a fixed pre-money valuation (as further defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 15% discount to the pricing in the triggering equity financing; B) the price implied by a $5,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Upon a liquidity event, the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the Company the number of shares of common stock equal to the original investment divided by the liquidity price (as defined in the agreements) at the time of liquidity event.

In the case of a dissolution event prior to expiration or termination, the Company will pay an amount equal to the original investment, in preference to any distribution of any of the assets of the Company to holders of the Company's outstanding capital stock.

As of December 31, 2017, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as a liability until conversion occurs.

NOTE 6: CONVERTIBLE NOTES PAYABLE

In December 2015, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears no interest and matured in December 2017. No principal or interest payments were due prior to maturity, and prepayments were not allowed.

The note's principal is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $400,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement). In the event of a corporate transaction (as defined in the agreement) shall be automatically converted into the number of shares implied by a $2,500,000 valuation of the fully diluted capitalization of the Company or paid out in cash at two times the principal amount. If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a $2,500,000 valuation on the fully diluted capitalization of the Company (as defined in the agreement).

As of December 31, 2017, the convertible promissory note has converted. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 15, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Management's Assurance

I, Jamasen Rodriguez, certify that the financial statements of Kylie.ai, Inc. included in this Form are true and complete in all material respects.

Jamasen Rodriguez

Jamasen Rodriguez
Chief Executive Officer

No assurance is provided